Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

7 April 2014

PRIMA BIOMED TO PRESENT AT 13TH ANNUAL NEEDHAM HEALTHCARE CONFERENCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) today announced that its Chief Executive Officer, Matthew Lehman, will present at the 13th Annual Needham Healthcare Conference on Wednesday, April 9, 2014 at 2:20 p.m. U.S. Eastern time (corresponds to Thursday, April 10 at 4:20 a.m. in Sydney) in New York City. Mr. Lehman will provide a Company overview and update on recent activities.

A live webcast of the presentation can be accessed via Prima’s website at www.primabiomed.com.au or via the conference webcast service website at http://wsw.com/webcast/needham65/PBMD/. A replay will be available approximately one hour after the presentation.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889